MEMORANDUM OF AGREEMENT

CONTRACT NO. 94MGA-380(54)05US

Dated: December 21, 1994 The Western Company of North America, a Delaware corporation, and its subsidiary, Western Oceanic (U.K.) Ltd., a United Kingdom corporation hereinafter called Sellers, have agreed to sell and CMC Hitran International Shipbuilding Company, a subsidiary of China National Machinery Import and Export Corporation (Machimpex)/The Ministry of Geology and Mineral Resources, Bureau of Petroleum and Marine Geology (Enduser).

hereinafter called the Buyers, have agreed to buy:

Name:  WESTERN PACESETTER IV

Classification society/Class:    ABS (Maltese Cross) A-1
    (Circle M) column stabilized drilling unit (propulsion assistance only)

Built:                      1983

By:                         Far East Levingston Shipbuilding Ltd., Singapore

Flag:                       Panamanian

Place of Registration:      Panama, R.P.

Call Sign:                  HO-2826

Grt/Nrt:                    9,143.07/7,991.00

Registration Number:        13834-84-C

Hereinafter called the Vessel, under the following terms and conditions:

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DEFINITIONS

      "Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause I and in the place of closing stipulated in Clause 3.

      "in writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

      "Classification society" or "Class" means the society referred to above.

1.    PURCHASE PRICE.

      Thirty-Seven Million Five Hundred Thousand United States Dollars (U.S.$37,500,000.00) payable by wire transfer to Citibank, N.A., New York, New York, ABA #02100089, Credit Account The Western Company of North America, Account No. 40573604. The Buyers and Sellers allocate $37,500,000 of the purchase price to the Vessel and its equipment described in Annex 1, which is inclusive of $2,000,000 of spare parts and equipment listed in Annex 2. Following the signing of this Agreement, Sellers shall provide Buyers with a version of Annex 2 allocating the $2,000,000 among the major accounting categories represented in that Annex, but no later than the time the Buyers representatives arrive on the vessel.

2.    DEPOSIT.

      As security for the correct fulfillment of this Agreement, the Buyers shall pay a deposit of 10% (ten percent) of the Purchase Price within seven (7) banking days from the date of this Agreement. Seller and Buyer shall open a joint account at Bank of China, London Branch immediately after signature of this agreement. This deposit shall be paid into this joint account, and held by that bank for the Sellers and the Buyers, to be released in accordance with joint written instruction of the Sellers and Buyers, interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.    PAYMENT.

      The said Purchase Price shall be paid in full free of bank charges, other than charges mentioned in Clause 2 above, on delivery of the Vessel, but not later than five (5) banking days

                                     PAGE 2

after the Vessel is at the place of delivery and the Notice of Readiness has been given in accordance with Clause 5 and received by the Buyers.

4.    INSPECTIONS.

      The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel in November, 1994, at its then-current location on the U.K. Continental Shelf and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this agreement.

5.    NOTICES, TIME AND PLACE OF DELIVERY.

      (a) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 15, 10, and 5 days notice of the estimated time of arrival at the intended place of delivery. When the Vessel is at the place of delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.The Buyers and the Sellers shall send their representatives to the Vessel to witness the delivery.

      (b) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at Invergordon, Scotland

      Expected time of delivery: February 10, 1995, or upon completion of the Vessel's then current well and demobilization to Invergordon, Scotland.


      Date of cancelling (see Clauses 5(c), 6(b)(iii) and 14): March 30, 1995.

      (c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification, the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within seven (7) running days of receipt of the notice or accepting the new date as the new cancelling date. If the Buyers have not declared their option within seven (7) running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated above.
                                     PAGE 3

      If this Agreement is maintained with the new cancelling date all terms and conditions hereof including those contained in Clauses 5(a) and 5(c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

      (d) Should the Vessel be declared an actual, constructive or compromised total loss by the Vessel's underwriters surveyors before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.    DRYDOCKING/DIVER'S INSPECTION.

      No drydocking or underwater inspection of the Vessel shall take place. The Sellers shall give the Buyers a copy of the Vessel's latest underwater survey report at the delivery, and they shall allow the Buyers to conduct a visual, internal inspection of the Vessel's tanks and compartments.

7.    SPARES/BUNKERS, ETC.

      The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore, consisting solely of those items listed on Annexes 1 and 2 to this Agreement, which the parties have initialed for identification. All listed spare parts and spare equipment including, spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are to be excluded. Charges for shipment of onshore materials to the Vessel in Invergordon or to the Port of Aberdeen, Scotland, as the Buyers direct, and all associated forwarding charges, if any, shall be for Sellers account. The Sellers personnel shall arrange the transportation of those materials. Buyers shall bear all onward freight costs of any materials which are not carried aboard the Vessel. The Sellers are not requested to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as a replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and taken over by the Buyers without extra payment.

      The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided that they replace same with similar unmarked items. Library, forms, etc. exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, officers' and crews' personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):

                   -Cementing unit
                   -Electric logging unit
                   -Mud logging unit
                   -Proprietary and third-party software
                   -ROV unit and dive spread
                   -Inmarsat system
                   -Alfa-Laval centrifuges

            By written notice Buyers may request Sellers to procure additional bunkers and lubricating oils for the Vessel, and the Sellers shall do so if the notice provides adequate time before the delivery. The Buyers shall take over the bunkers and unused lubricating oils in storage tanks and sealed drums and pay the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel. Seller shall give a credit of U.S. $ 50,000.00 toward the purchase of bunkers and lubricating oils by Buyer from any payments made to seller under this clause. Payment under this clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.    DOCUMENTATION.

      The place of closing: London

      In exchange for payment of the Purchase Price, the Sellers shall furnish the Buyers with delivery documents, namely:

      (a) Legal Bill of Sale in a form recordable in Panama ("Contrato de Compra y Venta") warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority and also legalized by the Embassy of China in London.

      (b) Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.

      (c) Confirmation of Class issued within seventy-three (73) hours prior to delivery.

      (d) Resolution of the respective Boards of directors of the Sellers confirming Sellers' agreement to sell the Vessel to the Buyers.

      (e) Current certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.

      (f) A copy of the Protocol of Delivery and Acceptance in the form of Annex 4 to this Agreement signed by the parties' representatives.

      (g) Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.

      At the time of delivery the Buyers and the Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance in the form of Annex 4 confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

      At the time of delivery, the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are requested to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at Sellers expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9.    ENCUMBRANCES.

      The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.   TAXES, ETC.

      Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.   CONDITION ON DELIVERY.

      The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

      However, the Vessel shall be delivered with her class maintained without condition/recommendation, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition and recommendation by Class or the relevant authorities at the time of delivery and for 90 days thereafter. Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

      "Inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4 or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this agreement shall be the relevant date.

12.   NAME/MARKINGS.

      Upon delivery the Buyers undertake to change the name of the Vessel to one that does not include "Western" or "Oceanic" or "Pacesetter", and alter funnel markings.

13.   BUYERS' DEFAULT.

      Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest at 12% per annum.
                                     PAGE 7

      Should the Purchase Price not be in accordance with Clause 3, the Sellers have the right to cancel this Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest at 12% per annum.

14.   SELLERS' DEFAULT.

      Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(a) or fail to be ready to validly complete a legal transfer by the cancellation date stipulated in Clause 5(b), the Buyers shall have the option of cancelling this Agreement in which case the deposit in full shall be returned to the Buyers together with interest at 12% per annum. The Sellers shall make due compensation for the losses to the Buyers caused by failure to execute a legal transfer or to deliver the Vessel in the manner and within the time specified in this Agreement, if such are due to the proven negligence of the Sellers.

15.   BUYERS' REPRESENTATIVES.

      After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place up to ten (10) representatives on board the Vessel at their sole risk and expense at the Vessel's present location on the U.K. continental shelf to witness the function tests as per Clause 18 subject to the current customer's approval, availability of sleeping berths, survival training of the representatives, and Sellers ability to provide supervision of Buyers' representatives using Sellers' normal complement of personnel aboard the Vessel. Buyer shall schedule their representatives' visits to minimize inconvenience to Sellers and their customer.

      These representatives are on board for the purpose of familiarization and in the capacity of observers only. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

16.   ARBITRATION.

      This Agreement shall be governed by and construed in accordance with English law and any disputes arising out of this Agreement shall be referred to arbitration in London in accordance with the arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. The parties intend to preclude judicial review and appeal of the arbitral award to the fullest extent allowed by those Acts. On receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen (14) days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

17.   PAYMENT

      The Buyers shall within seven days of the date of this Agreement open an irrevocable letter of credit with the Bank of China, Beijing conforming to the Uniform Customs and Practice for Documentary Credits in favor of the Sellers for the price specified in Clause 1.

      The credit shall be available against Sellers drafts drawn at the sight of the Bank of China, London, as follows:

       Amount                         Accompanying Document

   10% as deposit         Certified copy of this agreement
                            (Accordance to Clause 2)
   90% balance            Certified copies of the documents referred
                             to in sub clauses 8(a), 8(b), 8(c), 8(e) and 8(f).

18.   WARRANTY

      Sellers warrant that if any of the major items of equipment referred to in Clause 19 breaks down within the 270 days following the date of delivery, then Sellers shall supply such replacement parts as are necessary to repair the failure or breakdown, or, at Sellers' option, Sellers shall pay the Buyers the F.O.B. Houston price of those parts, provided that:

      (a) The equipment has been operated and maintained in accordance with the manufacturers recommendations, good oilfield practice and the Sellers' planned maintenance system.

      (b) The breakdown was not caused or contributed to by normal wear and tear or negligent operations and/or negligent maintenance.

      (c) The Buyers shall support their claim with an onboard report issued by an exclusive ABS surveyor which includes a report on the condition found, the recommended repair, copies of maintenance records, hourmeter readings (if applicable), engineers/master's log entries and the crews' signed failure of incident report.

      (d) The Buyers shall not claim for costs which are recoverable under Buyers' Hull and Machinery insurance. The Buyers shall provide insurance cover for the Vessel from Delivery until expiry of the warranty period and shall evidence this cover to the Sellers.

      (e) The aggregate of claims under this clause may not exceed $375,000 and each individual claim is subject to a deductible of $ 10,000 to the Buyers account.

      The Sellers will send two (2) representatives to China for start-up and training for a period of four (4) weeks. The representatives will carry out training of Buyers personnel and any breakdowns will be immediately reported to them. Sellers will send the two (2) representatives at Sellers expense, except for local transport in China, accommodation and catering which will be to the account of Buyer.

19.   FUNCTION TEST

      The Buyers/Sellers shall jointly perform testing of the Vessel prior to its delivery. Result of such testing, however, shall not allow the Buyers to reject the Vessel, provided, however, that Sellers carry out the required repairs, which to be limited to class related items.

      The tests are described below. Buyers and Sellers have agreed that they shall both cooperate and perform their respective duties in a timely manner, without any undue delays to the rig's operation.

      Function tests of major equipment, machinery, and systems will be performed by the Sellers upon the request of the Buyers, the result of which will satisfy class requirements and requirements as outlined in the Witness of Function Test. Such tests will not interfere with the Vessel's normal operation. Seller shall rectify any breakdown arising from such tests at Seller's expense and as soon as practicable.

      Should any discrepancy of opinions occur between the Buyers and the Sellers after these testings with regard to the functioning of the major equipment, machinery, and systems a survey or from the Vessel's present class
(ABS) shall be called in for final judgement. Cost of requesting the service of surveyors to act as "arbitrators" including transportation shall be borne equally by the Sellers/Buyers. Repairs required by ABS affecting the Vessel's class shall be paid by the Sellers.

20.   MAINTENANCE

      From the date of this agreement until the delivery of the Vessel, Sellers shall continue to carry out their preventative maintenance program for the Vessel, including their paint plan for 1994 (March 1994 to March 1995), a copy of which is attached as Annex 5 to this Agreement. Buyers representatives aboard the Vessel pursuant to Clause 15 may review Sellers attainment of the paint program through the delivery date. If Buyers request, after delivery Sellers shall complete the 1994 paint plan, to the extent they can do so during the 10 days immediately following the delivery using the complement of painters aboard the Vessel at the time this Agreement is signed, except for areas below the main deck, and except to the extent that temperature or other weather conditions made it unreasonably difficult to do so prior to the delivery date.

21.   ANNEXES

      The following Annexes are attached herewith and form an integral part of this Agreement:

      Annex 1 Rig description and equipment

      Annex 2 Spare parts inventory (bound separately and initialed for identification)

      Annex 3 List of Certificates

      Annex 4 Protocol of Delivery and Acceptance

      Annex 5 Sellers paint program

      Annex 6 Witness of function test

      Annex 7 List of Major Manuals and drawings

      CMC HITRAN INTERNATIONAL                  THE WESTERN COMPANY OF
       SHIPBUILDING COMPANY                      NORTH AMERICA
      A Subsidiary of CHINA NATIONAL
      MACHINERY IMPORT & EXPORT
       CORPORATION

      By: /s/ MEI HAOLIN                        By:  /s/ RONNIE J. PHELPS
              Mei Haolin                                 Ronnie J. Phelps,
              Vice President                             Attorney-In-Fact


      MINISTRY OF GEOLOGY AND                   WESTERN OCEANIC (U.K.) LIMITED
       MINERAL RESOURCES
      BUREAU OF PETROLEUM AND                   By: /s/ RONNIE J. PHELPS
       MARINE GEOLOGY                                   Ronnie J. Phelps,
                                                        Attorney-In-Fact
      By: /s/ LIU ZEYING
              Liu Zeying
              Deputy Director
                                                WITNESS BY AGENT
                                                 OGERD CORPORATION

                                                By: /s/ DR. DAVIS X. SUN
                                                        Dr. Davis X. Sun
                                                        President
                                    PAGE 12